SECUF 11016212 SION

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

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SEC FILE NUMBER
8- 66573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PMIB, LLC (dba Pagemill Partners, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto	**CA**	**94304**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Dickerson **(650) 354-4063**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Fourth Floor	**San Francisco**	**CA**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Dickerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMIB, LLC (dba Pagemill Partners, LLC), as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 18th (Date) day of February (Month), 20 11 (Year), by

(1) Roger Dickerson (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SHIRLEY A. DAVIS
Commission # 1868558
Notary Public - California
Santa Clara County
My Comm. Expires Oct 18, 2013

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

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Further Description of Any Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

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Report of Independent Registered
Public Accounting Firm and
Financial Statements

PMIB, LLC
(dba Pagemill Partners, LLC)

December 31, 2010 and 2009

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
PMIB, LLC (dba Pagemill Partners, LLC)

We have audited the statement of financial condition of PMIB, LLC (dba Pagemill Partners, LLC) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The 2009 statement of financial condition of PMIB, LLC (dba Pagemill Partners, LLC) was audited by other auditors whose report dated February 18, 2010, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of PMIB, LLC (dba Pagemill Partners, LLC) as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 10, 2011

FINANCIAL STATEMENT

PMIB, LLC (dba PAGEMILL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010 and 2009

	December 31, 2010		December 31, 2009	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	854,711	$	1,283,916
Bank certificates of deposit		401,228		-
Client receivables, net		732,441		105,153
Unbilled revenue		-		3,406
Employee advances		40,000		-
Prepaid expenses		171,892		159,048
TOTAL CURRENT ASSETS		2,200,272		1,551,523
DEPOSITS		40,375		40,375
PROPERTY AND EQUIPMENT, net		69,813		86,308
INTANGIBLE ASSETS, net		51,814		99,643
TOTAL ASSETS	$	2,362,274	$	1,777,849
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	52,815	$	138,197
Unearned revenue		148,900		160,460
Accrued expenses and other liabilities		394,426		245,224
TOTAL CURRENT LIABILITIES		596,141		543,881
OTHER LONG TERM LIABILITIES		-		3,497
COMMITMENTS (Note 6)				
MEMBERS' EQUITY		1,766,133		1,230,471
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,362,274	$	1,777,849

See accompanying notes.

NOTE 1 – DESCRIPTION OF BUSINESS

Description of business – PMIB, LLC (dba Pagemill Partners, LLC) (the "Company") was formed on January 15, 2003 as a limited liability company under the laws of the State of California.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company principally assists businesses that want to go through the mergers and acquisitions process. It manages buy and sell side transactions, private placements, divestitures, leveraged buyouts and does fairness opinions, valuations and other advisory work. The Company's principal focus is on the technology sector and its clients include both domestic and foreign entities.

The rights and obligations of the equity holders of the Company (the "Members") are governed by its Fifth Amended and Restated Limited Liability Company Operating Agreement (Operating Agreement) dated January 1, 2008. The Operating Agreement was amended and restated to reflect changes in membership. Each member's interest in the Company is represented by membership points.

The Operating Agreement provides for the dissolution of the Company upon the earliest to occur of either: (a) failure of the Company to have at least one managing member; (b) permanent cessation of the Company's business; (c) an election by the managing members to dissolve the Company; or (d) any other event which results in a mandatory dissolution of the Company under the California Beverly-Killea Limited Liability Act.

In accordance with the Operating Agreement, items of income, gain, loss, deduction and credit will be allocated among the Members as determined from time to time, whether in writing or by electronic means, by 70% in interest of the managing members. This is subject to the limitation that items of loss and deduction allocated to any member with respect to any taxable year will not exceed the maximum amount of such items that can be so allocated to such member without causing the member to have a deficit balance in its capital account in excess of the amount of the members' obligation, if any, to restore such deficit capital account, computed in accordance with the appropriate income tax regulations. Additionally, no distribution shall be made if and to the extent that such distribution would cause the Company to be insolvent or cause the Company to be in violation of minimum capitalization requirements pursuant to applicable Acts and Laws set forth by governing bodies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made to prior period amounts presented to conform to the current year presentation. Such reclassifications did not have a material effect on reported financial condition or results of operations.

Revenue recognition – The Company derives revenue by way of engagement fees, success fees and professional service fees.

Engagement fees: New clients are typically assessed engagement fees which are usually single payments or can be installment payments for the periods during which the services are rendered. Single payment engagement fees relating to sell side engagements are recognized ratably over the period it takes to bring the project to market. Monthly engagement fees, typically associated with buy side transactions requiring ongoing efforts, are recognized ratably during the month.

Success fees: Success fees are owed to the Company on the completion of a merger or similar transaction. The fee is stipulated in the contract and generally includes a percentage of the closing amount, as well as a fixed price for services performed. Success fees are recognized when the transaction has closed, the fee is earned, and collection is deemed to be reasonably assured.

Professional fees: Fees for professional services are generally due to the Company 50% upon signing of an engagement letter and 50% upon completion of the final report. Total fees associated with the project are recognized based on the Company's estimate of the percentage-of-completion of the individual projects.

Cash and cash equivalents – The Company's cash and cash equivalents are maintained in checking, savings and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These instruments consist of money market accounts. Cash and cash equivalents are recorded at cost, which approximates fair value.

Bank certificates of deposit – The Company has two certificates of deposit with two different banks, with substantially all balances covered by FDIC insurance. Both certificates of deposit mature in May 2011. Such certificates of deposit are carried at cost.

Fair value of financial instruments – The Company follows the guidance of ASC 820 (formerly SFAS No. 157, *Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 is applicable whenever other standards require or permit assets or liabilities to be measured at fair value. Accordingly, the carrying amounts of certain financial instruments of the Company, including cash and cash equivalents, continue to be valued at fair value on a recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying financial statements, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial instruments – At December 31, 2010 and 2009, the carrying values of financial instruments, related to cash and cash equivalents included in checking, savings and money market accounts, and certificates of deposit are representative of their fair values due to their short-term maturities and are determined to be Level 1.

Concentrations of credit risk and significant customers – Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in excess of FDIC limits and trade accounts receivable. The Company places its cash and cash equivalents with financial institutions that management believes are of high-credit quality.

The Company's policy is to place its cash with higher credit quality financial institutions and tries to limit the amounts invested with any one type of financial instrument. The Company had a credit risk exposure of $607,000 at December 31, 2010, or by the amount in excess of $250,000 that is insured by the Federal Deposit Insurance Corporation ("FDIC"), at each institution. The Company does not hold or issue financial instruments for trading purposes.

The Company performs credit checks on its customers and management periodically reviews credit risk associated with receivables and an allowance for doubtful accounts, if required, is established. Receivables are considered past due based upon invoice terms, and are charged off after management concludes that all reasonable methods of collection have been taken. Because of inherent uncertainties in estimating the allowance for doubtful accounts, it is at least reasonably possible that the estimates used will change within the near term.

At December 31, 2010, client receivables included one balance representing approximately 50% of the total outstanding balance. Such balance was collected in full subsequent to December 31, 2010.

Client receivables – Client receivables are reported at net realizable value and represents amounts that are invoiced to customers with contractual obligations where a signed and executed contract exists. Amounts are charged to allowance for doubtful accounts as they are deemed uncollectible, based upon a periodic review. The Company evaluates the collectability of client receivables based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The allowance for doubtful accounts was $25,000 and $50,000 at December 31, 2010 and 2009, respectively.

Property and equipment – Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which for all assets is expected to be three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated lives of the assets.

Intangible assets – Intangible assets are accounted for in accordance with ASC 350 (formerly SFAS No. 142, *Goodwill and Other Intangible Assets*). Intangible assets are amortized on a straight-line basis over the period of expected benefit which is expected to be three years.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The fair value was estimated using a discounted cash flow model with the following key assumptions: discount rate 5%, term 5 years and estimated remaining annual revenues between $45,000 and $270,000. The key assumptions used in the measurement, which were estimated by management, are not observable in the market and are considered level 3 inputs within the fair value measurement hierarchy. The Company has not identified any such impairment losses during the year ended December 31, 2010.

Impairment of long-lived assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. Recoverability of an asset is measured by comparison of its net book value to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value or the present value of projected net cash flows using a discount rate commensurate with the risk inherent in the Company's current business model.

Income taxes – The Company is treated as a partnership for federal and state income tax purposes. As a result, the Company does not pay income taxes and the members are liable for income taxes on the allocated portion of the Company's taxable income. Accordingly, no provision or liability for income taxes has been included in the financial statements related to the Company's operations.

Effective January 1, 2009, the Company adopted the provision of ASC 740 regarding accounting for uncertain tax positions. ASC 740 clarifies the accounting for income taxes by presenting a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined by ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent of being realized upon ultimate settlement. As of December 31, 2010 and 2009, the Company had not recorded any adjustments for uncertain tax positions pursuant to ASC 740.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are available to be issued. The Company recognizes in its financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued. The Company has evaluated subsequent events through February 10, 2011, which is the date the financial statements were available to be issued.

Recent accounting pronouncements – There were no accounting pronouncements recently released that are significant to the Company.

NOTE 3 – BUSINESS COMBINATION

On January 26, 2009, the Company purchased certain assets and assumed certain liabilities of Financial Intelligence, LLC related to its valuation services for $178,530 in cash, installment payments and contingent consideration. The acquisition is expected to enhance the Company's existing valuation services and replaces services performed by a departing member.

The consideration paid for the acquired assets of Financial Intelligence, LLC and the estimated fair values of those assets acquired and liabilities assumed at the date of acquisition were as follows:

Consideration:		
Cash	$	25,000
Installment payments		75,000
Contingent consideration arrangement		78,530
Fair value of consideration transferred	$	178,530
Recognized amounts of identifiable assets acquired and (liabilities) assumed:		
Customer list	$	206,530
Non-compete agreement		5,000
Deferred revenue		(33,000)
Fair value of assets acquired and (liabilities) assumed	$	178,530

The contingent consideration arrangement requires the Company to pay Financial Intelligence, LLC 33% of revenues earned per quarter from acquired customers exceeding $60,000 through July 31, 2011. The undiscounted amount of future payments that the Company could be required to make under the agreement is between $0 and $200,000. The fair value of the contingent consideration was estimated using a discounted cash flow model with the following key assumptions: discount rate 5%, term 5 years and estimated annual revenues between $95,000 and $390,000. During 2009, the Company evaluated the value recognized as customer list as of the date of purchase and determined that its value had been impaired. Accordingly, the Company reduced the customer list value to $159,278 to reflect this impairment. The key assumptions used in the measurement, which were estimated by management, are not observable in the market and are considered Level 3 inputs within the fair value measurement hierarchy.

Under terms of the purchase agreement, installment payments of $25,000 per quarter were due through June 30, 2010.

The intangible assets acquired are being amortized over three years.

NOTE 4 – INTANGIBLE ASSETS

	December 31,			
	2010		2009	
Cost				
Customer list	$	159,278	$	159,278
Non-compete agreement		5,000		5,000
Total cost		164,278		164,278
Accumulated amortization		(112,464)		(64,635)
Intangible assets, net	$	51,814	$	99,643

The unamortized portion of the intangible assets at December 31, 2010 is expected to be amortized in the year ended December 31, 2011.

NOTE 5 – PROPERTY AND EQUIPMENT

	December 31,	
	2010	2009
Cost		
Office equipment	$ 32,593	$ 32,593
Computer equipment	189,644	154,606
Computer software	40,306	29,870
Leasehold improvements	23,261	23,261
Furniture and fixtures	8,238	8,238
Total cost	294,042	248,568
Accumulated depreciation	(224,229)	(162,260)
Property and equipment, net	$ 69,813	$ 86,308

NOTE 6 – COMMITMENTS

Operating leases – In December 2003, the Company entered into an operating lease that either party may cancel with 12 months notice for 9,149 square feet of office space in Palo Alto, California. The lease agreement does not require the Company to pay certain maintenance and operating expenses, such as utilities, property taxes, and insurance costs. The lease expires on July 31, 2013 and includes monthly rental payments with a 3% increase each year.

As of December 31, 2010, future scheduled minimum payments, without regard to cancellation provisions, under operating leases are as follows:

Year Ending December 31,	
2011	$ 533,042
2012	549,033
2013	326,395
Total	$ 1,408,470

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $631,840 which was $592,097 more than its required net capital of $39,743.

NOTE 8 – 401(k) RETIREMENT SAVINGS PLANS

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan") that covers substantially all employees meeting eligibility requirements. The Plan provides for voluntary salary reduction contributions of up to 90% of eligible annual compensation, subject to annual Internal Revenue Code limitations. Employer contributions to the Plan are discretionary. During the year ended December 31, 2009 no employer contributions were made to the Plan. During the year ended December 31, 2010, the Company accrued for $25,000 for discretionary employer contributions to the Plan for 2010 which will be paid into the Plan prior to April 15, 2011. The final amount of the discretionary employer contribution for 2010 is subject to Internal Revenue Code limitations.

NOTE 9 – SUBSEQUENT EVENT

On January 11, 2011, the Company made distributions to its members totaling $600,000.